 1-A/A LIVE 0001671988 XXXXXXXX 024-10550 false false false XREAL, Inc. DE 2014 0001671988 7372 47-1744678 0 0 604 ARIZONA AVENUE SANTA MONICA CA 90401 3109631789 Mark J. Richardson, Esq. Other 837.00 0.00 0.00 0.00 837.00 0.00 0.00 0.00 837.00 837.00 17127.00 5138.00 0.00 -291303.00 0.00 0.00 dbbmckennon, Certified Public Accountants Common Equity 10000000 N/A N/A 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 600000 10000000 5.00 3000000.00 0.00 0.00 0.00 3000000.00 dbbmckennon, Certified Public Accountants 20000.00 Richardson & Associates 58000.00 None 0.00 Richardson & Associates 10000.00 156214 2600000.00 Does not include additional syndication costs which may be incurred, including fees payable to potential service providers, the amount of which is not reflected on the table and is not known yet. StartEngine and FundAmerica are not promoters. true false AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY false XReal, Inc. Common Stock 10000000 0 $333,000 in cash plus founders' services Rule 506(b) of Regulation D of Section 4(2)/issuance of founders shares.